                          CoolBrands International Inc.



          UNAUDITED INTERIM FINANCIAL STATEMENTS

          In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended November 30, 2005.

CoolBrands International Inc.
Consolidated Balance Sheets
as at November 30, and August 31, 2005

--------------------------------------------------------------------------------


(Unaudited)
(Amounts expressed in thousands of dollars)

                                                                                    November 30,          August 31,
                                                                                            2005               2005
                                                                                     (Unaudited)
Assets
Current assets:
  Cash                                                                                  $ 20,745              $ 24,062
  Investments                                                                                                    7,500
  Restricted cash                                                                         10,000                10,000
  Receivables, net                                                                        39,196                54,526
  Receivables - affiliates                                                                 1,745                 1,840
  Inventories                                                                             45,683                49,955
  Income taxes recoverable                                                                 9,279                 9,767
  Prepaid expenses                                                                         1,693                 2,413
  Deferred income taxes                                                                    6,475                 5,148
                                                                                --------------------------------------

Total current assets                                                                     134,816               165,211

Deferred income taxes, net of valuation
allowance                                                                                 14,839                14,799

Property, plant and equipment                                                             46,852                47,639

Intangible and other assets                                                               22,578                22,369

Goodwill                                                                                  47,827                47,827
                                                                                --------------------------------------

                                                                                        $266,912              $297,845
                                                                                ======================================

Liabilities and shareholders' equity
Current liabilities:
  Accounts payable                                                                      $ 33,665              $ 53,300
  Payables - affiliates                                                                      555                   620
  Accrued liabilities                                                                     26,500                30,015
  Deferred income taxes                                                                       93                    93
  Short term borrowings                                                                   34,553                34,553
  Current maturities of long-term debt                                                    16,621                18,161
                                                                                --------------------------------------

Total current liabilities                                                                111,987               136,742

Long-term debt                                                                             8,111                 8,248

Other liabilities                                                                          2,687                 2,881

Deferred income taxes                                                                      6,244                 6,180
                                                                                --------------------------------------

Total liabilities                                                                        129,029               154,051
                                                                                --------------------------------------

Minority interest                                                                          3,618                 5,388
                                                                                --------------------------------------

Commitments and contingencies

Shareholders' equity:

Capital stock                                                                             97,727                97,578

Additional paid-in-capital                                                                46,582                46,376

Accumulated other comprehensive earnings                                                 (1,788)               (1,696)

Retained earnings                                                                        (8,256)               (3,852)
                                                                                --------------------------------------

Total shareholders' equity                                                               134,265               138,406
                                                                                --------------------------------------

                                                                                        $266,912              $297,845
                                                                                ======================================


CoolBrands International Inc.
Consolidated Statements of Operations
for the three months ended November 30, 2005 and 2004

--------------------------------------------------------------------------------


(Unaudited)
(Amounts expressed thousands of dollars, except for per share data)

                                                                                     For the three months ended
                                                                                November 30,        November 30,
                                                                                        2005               2004
Net revenues:

  Net sales                                                                           $ 89,103                $ 85,128

  Royalties, licensing, and consumer products license revenue                            1,208                   1,699

  Drayage and other income                                                               1,217                   2,465
                                                                             -----------------------------------------
Total net revenues                                                                      91,528                  89,292
                                                                             -----------------------------------------

  Cost of goods sold                                                                    85,294                  75,824
  Selling, general and administrative expenses                                          13,722                   8,226
  Stock-based compensation expense                                                         263                      80
  Interest expense                                                                       1,297                     355
                                                                             -----------------------------------------
(Loss) earnings before income taxes and minority interest
                                                                                        (9,048)                  4,807

Minority interest                                                                       (1,770)                   (642)
                                                                             -----------------------------------------

(Loss) earnings before income taxes                                                     (7,278)                  5,449

(Recovery of) provision for income taxes                                                (2,874)                  1,116
                                                                             ----------------------------------------

Net (loss) earnings                                                                  $  (4,404)                $ 4,333
                                                                             =========================================

Per share data:
(Loss) earnings per share:
Basic and diluted                                                                    $   (0.08)                 $ 0.08
                                                                             =========================================

Weighted average shares outstanding:

  Shares used in per share calculation - basic                                          56,012                  55,893
  Shares used in per share calculation - diluted                                        56,012                  56,109



CoolBrands International Inc.
Consolidated Statements of Shareholders' Equity
For the three months ended November 30, 2005

--------------------------------------------------------------------------------

(Unaudited)
(Amounts expressed in thousands of dollars)

                                                                                Accumulated
                                                                                      other                                 Total
                                         Capital              Additional      comprehensive           Retained        stockholder
                                           stock         paid-in-capital           earnings           earnings             equity
                                       ------------------------------------------------------------------------------------------
Balance at August 31, 2005               $97,578                $46,376             $(1,696)         $(3,852)            $138,406
Comprehensive loss:
Net loss                                                                                              (4,404)             (4,404)
Other comprehensive earnings (loss),
net of income
taxes:
  Stock-based
      compensation
      expense                                                       263                                                       263
  Currency translation
      adjustment                                                                        (92)                                 (92)
                                                                                                                        ---------
Total other comprehensive  earnings                                                                                           171
                                                                                                                        ---------
Total comprehensive loss                                                                                                  (4,233)
Issuance of shares for stock options
    exercised                                149                   (57)                                                        92
                                       ------------------------------------------------------------------------------------------
Balance at November 30, 2005             $97,727                $46,582             $(1,788)         $(8,256)            $134,265
                                       ==========================================================================================


CoolBrands International Inc.
Consolidated Statements of Cash Flows
for the three months ended November 30, 2005 and 2004

--------------------------------------------------------------------------------


(Unaudited)

(Amounts expressed thousands of dollars)

                                                              For the three months ended
                                                              November 30,   November 30,
                                                                      2005           2004
Cash and short term investments provided by (used in):
Operating activities:
Net (loss) earnings                                               $ (4,404)      $  4,333
Adjustments to reconcile net earnings to net cash
    flows from
    operating activities
    Depreciation and amortization                                    1,617          1,194
    Stock-based compensation expense                                   263             80
    Excess tax benefits from stock-based
      compensation                                                    (104)
    Deferred income taxes                                           (1,303)          (143)
    Minority interest                                               (1,770)          (642)
Cash effect of changes
    Receivables                                                     15,432            711
    Receivables - affiliates                                            96            949
    Allowance for doubtful accounts                                   (160)            25
    Inventories                                                      4,271         (1,414)
    Income taxes recoverable                                           488
    Prepaid expenses                                                   720         (1,306)
    Accounts payable                                               (19,632)         4,768
    Payables - affiliates                                              (65)          (451)
    Accrued liabilities                                             (3,514)         3,768
    Income taxes payable                                            (2,284)
    Other assets                                                      (338)          (146)
    Other liabilities                                                 (194)            42
                                                               --------------------------
Cash (used in) provided by operating activities                     (8,597)         9,484
                                                               --------------------------

Investing activities:
Purchase of property, plant and equipment                             (705)        (2,152)
Purchase of license agreements                                                        (14)
Redemption of investments                                            7,500
Increase in notes receivable                                            (8)
Collection of notes receivable                                          66              4
                                                               --------------------------

Cash provided by (used in) investing activities                      6,853         (2,162)
                                                               --------------------------

Financing activities:
Proceeds from issuance of Class A and B shares                          92
Change in revolving line of credit, secured                           (770)         2,223
Repayment of long-term debt                                           (907)          (969)
Excess tax benefits from stock-based compensation                      104
                                                               --------------------------
Cash (used in) provided by financing activities                     (1,481)         1,254
                                                               --------------------------
(Decrease) in cash flow due to changes in foreign exchange
    rates                                                              (92)        (2,100)
                                                               --------------------------
(Decrease) increase in cash and cash equivalents                    (3,317)         6,476
Cash and cash equivalents - beginning of period                     24,062         36,277
                                                               --------------------------
Cash and cash equivalents - end of period                         $ 20,745       $ 42,753
                                                               ==========================


CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
(Unaudited)
November 30, 2005 and 2004

--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

1.       Significant accounting policies

         The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in the United States of America for interim financial statements. The financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the company's audited financial statements for the year ended August 31, 2005. The significant accounting policies follow those disclosed in the most recently reported annual financial statements.

         Certain amounts have been reclassified in the November 30, 2004 financial statements to conform to the presentation used at November 30, 2005.

2.       Accounting estimates

         The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimated.


3.       Changes in accounting policy and restated financial statements

         Adoption of U.S. GAAP

         During the fourth quarter of 2005, the Company adopted, on a retroactive basis, accounting principles generally accepted in the United States of America. Previously the Company prepared its annual and interim consolidated financial statements in accordance with generally accepted accounting principals in Canada ("Cnd GAAP"). As a result, the following adjustments have been made to previously issued Consolidated Financial Statements.

         The Company promotes its products with advertising, consumer incentive and trade promotions. Such programs include, but are not limited to, cooperative advertising, promotional discounts, coupons, rebates, in-store display incentives, volume based incentives and product introductory payments (i.e. slotting fees). Such consumer and trade promotion activities have been historically accounted for as selling, general and administrative expenses. In accordance with EITF No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendors Products" certain payments made to customers by the Company, including promotional sales allowances, cooperative advertising and product introductory expenditures must be deducted from revenue.

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
(Unaudited)
November 30, 2005 and 2004

--------------------------------------------------------------------------------

(Amounts are expressed in thousands of dollars)

         Changes in accounting policy and restated financial statements (cont'd)


         Accordingly, our Consolidated Statements of Operations for the three months ended November 30, 2004 have been restated to reflect a reduction in revenues and selling, general and administrative expenses of $11,192. Our Consolidated Statements of Operations for the three months ended November 30, 2005 reflects a decrease in revenue and selling, general administrative expenses of $13,549.

         The following summarizes the impact of restatement for the change from Cnd to U.S. GAAP for consumer trade promotion expenditures in our Consolidated Statements of Operations:



                                                                                    For the three months ended
                                                                                November 30,           November 30,
                                                                                       2005                    2004
Total net revenues in accordance with Canadian GAAP                               $ 105,077               $ 100,484
Less consumer and trade promotion expenditures                                     (13,549)                (11,192)
                                                                        ----------------------------------------------
Total net revenues in accordance with U.S. GAAP                                   $  91,528               $  89,292
                                                                        ==============================================


                                                                                    For the three months ended
                                                                              November 30,                November 30,
                                                                                      2005                        2004
Total selling, general and administrative expenses in accordance
        with Canadian GAAP                                                         $ 27,271                  $  19,418
Less consumer and trade promotion expenditures                                     (13,549)                   (11,192)
                                                                        ----------------------------------------------
Total selling, general and administrative expenses in accordance
        with U.S. GAAP                                                             $ 13,722                   $  8,226
                                                                        ==============================================


         Product introduction expenditures (i.e. slotting fees) incurred by the Company have been historically recognized as expense by amortizing the slotting fees over the twelve months subsequent to the actual acceptance of product introduction offers by our customers. Under U.S. GAAP, such expenditures are recognized as expenses at the time product introduction offers are accepted by our customers, which for measurement purposes is at the time of the first shipment of the product to each customer. As a result of this change, our previously reported net earnings for the three months ended November 30, 2004 have been decreased by $923 when compared with the net income that would have been reported using our historical accounting principles. Our reported net loss for the three months ended November 30, 2005 has been decreased by $1,725.

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
(Unaudited)
November 30, 2005 and 2004

--------------------------------------------------------------------------------

(Amounts are expressed in thousands of dollars)

         Changes in accounting policy and restated financial statements (cont'd)



         The following summarizes the impact of restatement for the change from Cnd to US GAAP for new product introduction expenditures (slotting fees) in our Consolidated Statement of Operations:


                                                                                    For the three months ended
                                                                                November 30,           November 30,
                                                                                        2005                   2004

   Net (loss) earnings in accordance with Canadian GAAP                            $  (6,129)               $ 5,256
   Adjustment for new product introduction expenditures                                1,725                   (923)
                                                                          -------------------------------------------
   Net (loss) earnings in accordance with U.S. GAAP                                $  (4,404)               $ 4,333
                                                                          ===========================================

         Stock-based compensation

         On September 1, 2004, the Company adopted, on a retroactive basis without restatement, the recommendation of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which required companies to adopt the fair value based method for all stock-based awards granted on or after September 1, 2002. Previously, the Company was required to disclose only the pro-forma effect of stock options issued to employees and employee directors in the notes to the financial statements.

         As a result of adopting U.S. GAAP during the fourth quarter of 2005, as previously discussed, the Company adopted, on a modified prospective basis, the recommendations of Financial Accounting Standards Board ("FASB") issued SFAS No. 123 "Accounting for Stock Based Compensation." This statement superseded Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows".

         The adoption of this accounting policy had no effect on the Consolidated Statement of Operations for the three months ended November 30, 2004.

         On September 1, 2005 the Company adopted ("SFAS 123R"), Share-Based Payment, using the modified prospective application transition method. Because the fair value recognition provisions of SFAS No. 123, Stock-Based Compensation, and SFAS No. 123(R) were materially consistent under our equity plans, the adoption of SFAS No. 123(R) did not have a significant impact on our financial position or our results of operations. Prior to our adoption of SFAS No. 123(R), benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. SFAS No. 123(R) requires excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid.

         Our net income for the three months ended November 30, 2005 includes $263 of compensation costs and $104 of income tax benefits related to stock-based compensation arrangements. Our net income for the three months ended November 30, 2004 included $80 of compensation costs and $16 of income tax benefits related to our stock-based compensation arrangements.

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
(Unaudited)
November 30, 2005 and 2004

--------------------------------------------------------------------------------

(Amounts are expressed in thousands of dollars)


         4. Segment information



                             Frozen                                Dairy         Franchising
                             dessert      Yogurt    Foodservice    components    and licensing   Corporate   Consolidated
For the three months
Ended November 30, 2005

Net revenues                 $53,254       $25,850      $4,209       $5,383      $ 2,814         $    18        $91,528

Inter-segment revenues         6,674                        58          549                           39          7,320

Segment (loss) earnings
before income taxes           (8,326)        1,631        (230)         798           87          (1,238)        (7,278)

For the three months
ended November 30, 2004

Net revenues                 $76,406                    $4,611       $5,065      $ 3,166         $    44        $89,292

Inter-segment revenues        11,794                       115          597                           44         12,550

Segment (loss) earnings
before income taxes            4,134                       386          818          226            (115)         5,449



         5. Capital stock

         The Company had the following equity securities and stock options outstanding as of January 6, 2006:

  Class A Subordinate           Class B Multiple
     Voting Shares                Voting Shares                 Stock Options
------------------------      ---------------------        -----------------------
         50,005                       6,028                         4,034
========================      =====================        =======================


         6. Subsequent events

         Effective December 23, 2005 the Company sold substantially all of its franchising and licensing segment to International Franchise Corp. for cash consideration of U.S. $8 million. International Franchise Corp. is a company controlled by Mr. Aaron Serruya, a director of CoolBrands and the senior executive who was responsible for the franchising division at CoolBrands. Mr. Serruya resigned as executive vice president of CoolBrands as a result of this transaction, but continues as a director. The sale transaction was reviewed and unanimously recommended to the board of directors of CoolBrands by a committee of independent directors of CoolBrands, and was unanimously approved by the board of directors of CoolBrands.

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
(Unaudited)
November 30, 2005 and 2004

--------------------------------------------------------------------------------


         Subsequent events (cont'd)

         As a part of their review of the transaction, the independent committee and the board of directors received a fairness opinion from Duff & Phelps, LLC who acted as exclusive financial advisor to CoolBrands and who assisted CoolBrands in marketing the division to potential buyers. In connection with the sale of the franchising and licensing segment, the Company was required to pay down $3,612 of its short term borrowings and long-term debt from the cash consideration received.

         Effective December 31, 2005 the Company obtained an extension of its existing credit facilities with JP Morgan Chase Bank. The maturity date of the existing facilities has been extended from January 3, 2006 to April 3, 2006. All other terms and conditions of the existing facilities remain the same.